Henkel AG & Co. KGaA, 40191 Düsseldorf, Deutschland

27.06.2008

Mr. Douglas M. Baker

Chairman, President and CEO

Ecolab Inc.

370 Wabasha Street N.

St. Paul, MN 55102-1390

Dear Doug

I have received your letter dated June 17, 2008. Thank you for raising this issue with us at this time. I completely understand the gravity of the situation and also want to come to an appropriate resolution. As you note, it is unlikely that we will be able to come to a resolution of discussions relating to our intended sale of shares prior to the August meeting of the Board of Directors.

As you know, Henkel considers its representation on the Board of Directors of Ecolab to be an essential and integral part of its investment in Ecolab. In light of our intention to sell down part or all of that investment, however, and the uncertainty over when and how that sale will take place, we have decided that it is appropriate at this time to forgo that representation. I have discussed this with my fellow designees and each of us has agreed to resign from the Ecolab Board pending the further resolution of Henkel’s sale efforts. You will receive resignation letters signed by each of our designees in the course of next week.

The resignation of our designees to the Ecolab Board at this time is without prejudice to the contractual right that Henkel has under the Stockholder’s Agreement to appropriate representation on the Board. Accordingly, as you suggested in your letter, we expect that, if, upon completion of the sale process, we remain entitled to designate representatives to the Board under the Stockholder’s Agreement, as then in effect, we will request that Ecolab take such steps as are necessary at such time to reappoint or cause the nomination of such designees as we propose for renewed service on the Board.

I trust this will resolve the issues raised in your June 17 letter. I hope you have a good summer and look forward to our further discussions with you and resolution of all issues relating to our investment in Ecolab.

Best regards

Kasper Rorsted